FIRST AMENDMENT TO THE
AGREEMENT OF LIMITED PARTNERSHIP OF
IRET PROPERTIES, A NORTH DAKOTA LIMITED PARTNERSHIP

DESIGNATION OF 8.25% SERIES A CUMULATIVE REDEEMABLE PREFERRED UNITS

August 2, 2012

Pursuant to Section 4.02 and Article XI of the Agreement of Limited Partnership (the “Partnership Agreement”) of IRET Properties, A North Dakota Limited Partnership, a North Dakota limited partnership (the “Partnership”), the General Partner hereby amends the Partnership Agreement as follows in connection with the contribution, in a transaction governed by sections 108(e)(8) and 721(a) of the Internal Revenue Code, by Investors Real Estate Trust (the “Trust”) to the Partnership of a loan (the “Loan”), by and between the Trust, as lender, and the Partnership, as borrower, in the principal amount of $27,671,875 (plus accrued and unpaid interest through the date hereof), issued in connection with the issuance of 1,150,000 8.25% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest (the “Series A Preferred Shares”) by the Trust, and the issuance of Series A Preferred Units (as defined below) in exchange for the contribution to the Partnership by the Trust of the Loan, which such Loan represents the net proceeds received by the Trust from the issuance and sale of the Series A Preferred Shares, and for which the Trust shall be deemed to make a capital contribution to the Partnership of the gross proceeds from the issuance and sale of the Series A Preferred Shares in the amount of $28,750,000 in accordance with the provisions of Section 4.02(b) of the Partnership Agreement:

1. Designation and Number.  A series of Preferred Units (as defined below), designated the “8.25% Series A Cumulative Redeemable Preferred Units” (the “Series A Preferred Units”), is hereby established.  The number of authorized Series A Preferred Units shall be 1,150,000.

2. Defined Terms. Capitalized terms used herein and not otherwise defined shall have the meanings given to such terms in the Partnership Agreement.

a)	Article I of the Partnership Agreement is hereby amended to replace the definition of “Partnership Units” with the following definition:

“Partnership Units” means a fractional, undivided share of the Partnership Interests of all Partners issued hereunder; provided, however, that the term “Partnership Units” shall not include Preferred Units.  The allocation of Partnership Units among Partners shall be as set forth on Exhibit A, as may be amended from time to time.

b)	The following defined terms used in this Amendment to the Partnership Agreement shall have the meanings specified below:

“Articles Supplementary” means the Articles Supplementary of the Trust dated April 26, 2004, designating the terms, rights and preferences of the Series A Preferred Shares.

“Base Liquidation Preference” shall have the meaning provided in Section 6(a).

“Common Share” shall mean the common shares of beneficial interest, no par value, of the Trust.

“Distribution Record Date” shall have the meaning provided in Section 5(a).

“Junior Preferred Units” shall have the meaning provided in Section 4.

“Liquidating Distributions” shall have the meaning provided in Section 6(a).

“Net Operating Income” shall have the meaning provided in Section 10(f).

“Parity Preferred Units” shall have the meaning provided in Section 4.

“Partnership Agreement” shall have the meaning provided in the recital above.

“Preferred Units” means all Partnership Interests designated as preferred units by the General Partner from time to time in accordance with Section 4.02 of the Partnership Agreement.

“Senior Preferred Units” shall have the meaning provided in Section 4.

“Series A Preferred Return” shall have the meaning provided in Section 5(a).

“Series A Preferred Shares” shall have the meaning provided in the recital above.

“Series A Preferred Unit Distribution Payment Date” shall have the meaning provided in Section 5(a).

“Series A Preferred Units” shall have the meaning provided in Section 1.

3. Maturity.  The Series A Preferred Units have no stated maturity and will not be subject to any sinking fund or mandatory redemption.

4. Rank.  The Series A Preferred Units shall, with respect to the payment of distributions and distribution of assets and rights upon the liquidation, dissolution or winding up of the Partnership, whether voluntary or involuntary, rank (a) senior to the Partnership Units and to all other classes or series of Preferred Units which, by there terms, rank junior to such Series A Preferred Units (collectively, the “Junior Preferred Units”); (b) on a parity with all classes or series of Preferred Units, the terms of which specifically provide that those Preferred Units rank on a parity with the Series A Preferred Shares (the “Parity Preferred Units”); and (c) junior to all Preferred Units issued by the Partnership, the terms of which specifically provide that such shares of beneficial interest rank senior to the Series A Preferred Units (the “Senior Preferred Units”).

5. Distributions.

(a) Subject to the preferential rights of holders of any class or series of Preferred Units of the Partnership expressly designated as ranking senior to the Series A Preferred Units as to distributions, the holders of Series A Preferred Units shall be entitled to receive, when, as and if authorized by the General Partner and declared by the Partnership, out of funds of the Partnership legally available for payment of distributions, cumulative cash distributions at the rate of 8.25% per annum of the Base Liquidation Preference (as defined below) per unit (equivalent to a fixed annual amount of $2.0625 per unit) (the “Series A Preferred Return”).  Distributions on the Series A Preferred Units shall accrue and be cumulative from (but excluding) the date of original issue of any Series A Preferred Units and shall be payable quarterly, in equal amounts, in arrears, on or about the last day of each March, June, September and December of each year (or, if not a business day, the next succeeding business day, each a “Series A Preferred Unit Distribution Payment Date’’) commencing with the period ending on such Series A Preferred Unit Distribution Payment Date, commencing on October 1, 2012; provided, however, that the distribution on October 1, 2012 shall constitute the full distribution for that Series A Preferred Unit Distribution Date without proration based on the date of original issue.  “Business day” shall mean any day other than a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required to close.  The amount of any distribution payable on the Series A Preferred Units for any partial distribution period will be prorated and computed on the basis of twelve 30-day months and a 360-day year.  Distributions will be payable in arrears to holders of record of the Series A Preferred Units as they appear on the records of the Partnership at the close of business on the applicable record date, which shall be the 15th day of the calendar month in which the applicable Series A Preferred Unit Distribution Payment Date occurs or such other date designated by the General Partner of the Partnership for the payment of distributions that is not more than 30 nor less than ten days prior to such Series A Preferred Unit Distribution Payment Date (each, a “Distribution Record Date”).

(b) No distributions on the Series A Preferred Units shall be authorized by the General Partner or declared, paid or set apart for payment by the Partnership at such time as the terms and provisions of any agreement of the General Partner, the Trust or the Partnership, including any agreement relating to the indebtedness of any of them, prohibits such authorization, declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

(c) Notwithstanding anything to the contrary contained herein, distributions on the Series A Preferred Units will accrue whether or not the Partnership has earnings, whether or not there are funds legally available for the payment of such distributions and whether or not such distributions are authorized or declared.  Accrued but unpaid distributions on Series A Preferred Units will accumulate as of the Series A Preferred Unit Distribution Payment Date on which they first become payable or on the date of redemption, as the case may be.

(d) No distributions shall be declared and paid or set apart for payment, and no other distribution of cash or other property may be declared and made, directly or indirectly, on or with respect to, any Partnership Units, Parity Preferred Units or Junior Preferred Units of the Partnership (other than a distribution paid in Partnership Units or Junior Preferred Units and the distribution of assets upon the liquidation or winding up of the Partnership, whether voluntary or involuntary) for any period unless all accrued distributions on the Series A Preferred Units for all past distribution periods and the then current distribution period shall have been or contemporaneously are (i) declared and paid in full, or (ii) declared and a sum sufficient for the payment thereof in full is set apart for such payment. When distributions are not paid in full (or a sum sufficient for such full payment is not so set apart) on the Series A Preferred Units and any Parity Preferred Units, all distributions declared on the Series A Preferred Units and any Parity Preferred Units shall be declared pro rata so that the amount of distributions declared per Series A Preferred Unit and such Parity Preferred Units shall in all cases bear to each other the same ratio that accrued distributions per Series A Preferred Unit and such Parity Preferred Units bear to each other.

(e) Except as provided in Section 5(d), unless all accrued distributions on the Series A Preferred Units for all past distribution periods and the then current distribution period shall have been, or contemporaneously are, declared and paid in full or declared and a sum sufficient for the payment thereof in full is set apart for such payment, no distributions (other than in the form of Partnership Units or Junior Preferred Units and the distribution of assets upon the liquidation, dissolution or winding up of the Partnership, whether voluntary or involuntary) shall be declared, paid or set aside for payment or made upon the Partnership Units or any Junior Preferred Units, nor shall any Partnership Units, or any Junior Preferred Units or Parity Preferred Units be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Partnership Units or Preferred Units) by the Partnership (except by conversion into or exchange for Junior Preferred Units and the distribution of assets upon the liquidation, dissolution or winding up of the Partnership, whether voluntary or involuntary, and except for the acquisition of Partnership Units or Preferred Units in connection with the acquisition shares of beneficial interest that have been designated as “Excess Shares” in accordance with the terms of the Declaration of Trust).

(f) Holders of Series A Preferred Units shall not be entitled to any distribution, whether payable in cash, property or units of the Partnership, in excess of full cumulative distributions on the Series A Preferred Units as provided above.  Any distribution made on the Series A Preferred Units shall first be credited against the earliest accrued but unpaid distributions due with respect to such units which remains payable.

(g) For the avoidance of doubt, in determining whether a distribution (other than upon voluntary or involuntary liquidation) by distribution, redemption or other acquisition of the Partnership Units is permitted under North Dakota law, no effect shall be given to the amounts that would be needed, if the Partnership were to be dissolved at the time of the distribution, to satisfy the preferential rights upon distribution of holders of Partnership Interests whose preferential rights are superior to those receiving the distribution.

6. Liquidation Preference.

(a) In the event of the liquidation, dissolution or winding up of the Partnership, whether voluntary or involuntary, the holders of Series A Preferred Units shall be entitled to be paid out of the assets of the Partnership legally available for distribution to its Partners a liquidation preference of $25.00 per Series A Preferred Unit (the “Base Liquidation Preference”), plus an amount equal to any accrued and unpaid distributions to and including the date of the liquidation, dissolution or winding up, before any distribution or payment shall be made to holders of Partnership Units or Junior Preferred Units. In the event that, upon such liquidation, dissolution or winding up of the Partnership, whether voluntary or involuntary, the legally available assets of the Partnership are insufficient to pay the amount of the liquidating distributions on all outstanding Series A Preferred Units and the corresponding amounts payable on all Parity Preferred Units, then the record holders of the Series A Preferred Units and all other Parity Preferred Units shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Units will have no right or claim to any of the remaining assets of the Partnership.

(b) The record holders of Series A Preferred Units shall be entitled to written notice of any such liquidation, dissolution or winding up. The consolidation or merger of the Partnership with or into any other trust, partnership, limited liability company, corporation or other entity, or the consolidation or merger of any other trust, partnership, limited liability company, corporation or other entity with or into the Partnership, shall not be deemed to constitute a liquidation, dissolution or winding up of the Partnership if, following the transaction, the Series A Preferred Units remain outstanding as duly authorized Partnership Interests of any successor entity having the same rights and preferences as prior to the transaction.

7. Optional Redemption.

(a) The Partnership, at its option, upon not less than 30 nor more than 60 days’ written notice, may redeem the Series A Preferred Units, in whole or from time to time in part, for cash, at a redemption price equal to $25.00 per Series A Preferred Unit, plus any accrued and unpaid distributions thereon to and including the date of redemption (except as provided below), if any, and without interest.  Unless all accrued distributions for all past distribution periods and the then current distribution period on all of the Series A Preferred Units and any Parity Preferred Units, have been, or contemporaneously are, declared and paid in full or a sum sufficient for the payment in full of such distribution is set apart for payment, no Series A Preferred Units or other Parity Preferred Units will be redeemed unless all outstanding Series A Preferred Units and other Parity Preferred Units are simultaneously redeemed. However, the foregoing will not prevent the purchase or acquisition by the Partnership of Series A Preferred Units pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series A Preferred Units and other Parity Preferred Units or the purchase or acquisition by the Partnership of Series A Preferred Units in connection with a purchase or acquisition of Series A Preferred Shares by the Trust in accordance with the terms of the Declaration of Trust of the Series A Preferred Shares designated as Excess Shares thereunder.  If fewer than all of the outstanding Series A Preferred Units are to be redeemed, the Series A Preferred Units to be redeemed shall be determined pro rata (as nearly as practicable without creating fractional shares) or in such other equitable manner prescribed by the General Partner.

(b) The Partnership shall be required to give the holders of the Series A Preferred Units prior written notice of redemption of the Series A Preferred Units. Notice of redemption shall be mailed by the Partnership, postage prepaid, not less than 30 nor more than 60 days prior to the date fixed for redemption, addressed to the respective record holders of the Series A Preferred Units to be redeemed at their respective addresses as they appear on the share transfer records of the Partnership. No failure to give such notice or defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any Series A Preferred Units except as to a holder to whom notice was defective or not given. Each notice shall state (i) the date fixed for redemption; (ii) the redemption price, including all accrued and unpaid distributions, if any; (iii) the number of Series A Preferred Units to be redeemed; (iv) the time, place and manner in which the Series A Preferred Units are to be surrendered for payment of the redemption price; and (v) that distributions on the Series A Preferred Units to be redeemed shall cease to accrue from and after such date fixed for redemption and the Series A Preferred Units will no longer be deemed outstanding. If fewer than all of Series A Preferred Units held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of Series A Preferred Units held by such holder to be redeemed and the method by which the Series A Preferred Units shall be selected for redemption.

(c) If notice of redemption of any Series A Preferred Units has been given and if the funds necessary for such redemption have been set aside by the Partnership in trust for the benefit of the holders of any Series A Preferred Units so called for redemption, then from and after the date fixed for redemption distributions shall cease to accrue on such Series A Preferred Units, such Series A Preferred Units shall no longer be deemed outstanding, such Series A Preferred Units shall not thereafter be transferred (except with the consent of the Partnership) on the books of the Partnership and all rights of the holders of such Series A Preferred Units will terminate, except the right to receive the redemption price plus all accrued and unpaid distributions to and including the date fixed for redemption.

(d) Notwithstanding anything to the contrary contained herein, the Partnership may redeem one Series A Preferred Unit for each Series A Preferred Share purchased in the open market, through tender or by private agreement with the Trust.

(e) All Series A Preferred Units redeemed or otherwise acquired by the Partnership in any manner whatsoever shall be retired and reclassified as authorized but unissued Preferred Units, without designation as to class or series, and may thereafter be reissued as any class or series of Preferred Units in accordance with the applicable provisions of the Partnership Agreement.

(f) Notwithstanding anything to the contrary contained herein, the Partnership may redeem Series A Preferred Units at any time in connection with any redemption by the Trust of the Series A Preferred Shares.

8. Voting Rights. Holders of the Series A Preferred Units will not have any voting rights.

9. Conversion.  The Series A Preferred Units are not convertible or exchangeable for any other property or securities.

10.           Allocation of Profit and Loss.

Article V, Section 5.01 of the Partnership Agreement is hereby deleted in its entirety and the following new Section 5.01 is inserted in its place:

(a)           Profit.  After giving effect to the special allocations set forth in Section 5.01(c),

(d), and (e) hereof, and subject to Section 5.01(f), Profit of the Partnership for each fiscal year of the Partnership shall be allocated to the Partners in accordance with their respective Percentage Interests.

(b)           Loss.  After giving effect to the special allocations set forth in Section 5.01(c), (d), and (e) hereof, and subject to Section 5.01(f), Loss of the Partnership for each fiscal year of the Partnership shall be allocated to the Partners in accordance with their respective Percentage Interests.

           (c)           Minimum Gain Chargeback.  Notwithstanding any provision to the contrary, (i) any expense of the Partnership that is a “nonrecourse deduction” within the meaning of Regulations Section 1.704-2(b)(1) shall be allocated in accordance with the Partners’ respective Percentage Interests, (ii) any expense of the Partnership that is a “partner nonrecourse deduction” within the meaning of Regulations Section 1.704-2(i)(2) shall be allocated to the Partner that bears the “economic risk of loss” of such deduction in accordance with Regulations Section 1.704-2(i)(1), (iii) if there is a net decrease in Partnership Minimum Gain within the meaning of Regulations Section 1.704-2(f)(1) for any Partnership taxable year, then, subject to the exceptions set forth in Regulations Section 1.704-2(f)(2),(3), (4) and (5), items of gain and income shall be allocated among the Partners in accordance with Regulations Section 1.704-2(f) and the ordering rules contained in Regulations Section 1.704-2(j), and (iv) if there is a net decrease in Partner Nonrecourse Debt Minimum Gain within the meaning of Regulations Section 1.704-2(i)(4) for any Partnership taxable year, then, subject to the exceptions set forth in Regulations Section 1.704(2)(g), items of gain and income shall be allocated among the Partners in accordance with Regulations Section 1.704-2(i)(4) and the ordering rules contained in Regulations Section 1.704-2(j).  The manner in which it is reasonably expected that the deductions attributable to nonrecourse liabilities will be allocated for purposes of determining a Partner’s share of the nonrecourse liabilities of the Partnership within the meaning of Regulations Section 1.752-3(a)(3) shall be in accordance with a Partner’s Percentage Interest.

           (d)           Qualified Income Offset.  If a Limited Partner receives in any taxable year an adjustment, allocation or distribution described in subparagraphs (4), (5) or (6) of Regulations Section 1.704-1(b)(2)(ii)(d) that causes or increases a deficit balance in such Partner’s Capital Account that exceeds the sum of such Partner’s shares of Partnership Minimum Gain and Partner Nonrecourse Debt Minimum Gain, as determined in accordance with Regulations Sections 1.704-2(g) and 1.704-2(i), such Partner shall be allocated specially for such taxable year (and, if necessary, later taxable years) items of income and gain in an amount and manner sufficient to eliminate such deficit Capital Account balance as quickly as possible as provided in Regulations Section 1.704-1(b)(2)(ii)(d).  After the occurrence of an allocation of income or gain to a Partner in accordance with this Section 5.01(d), to the extent permitted by Regulations Section 1.704-1(b), items of expense or loss shall be allocated to such Partner in an amount necessary to offset the income or gain previously allocated to such Partner under this Section 5.01(d).

           (e)           Capital Account Deficits.  Loss shall not be allocated to a Limited Partner to the extent that such allocation would cause a deficit in such Partner’s Capital Account (after reduction to reflect the items described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6)) to exceed the sum of such Partner’s shares of Partnership Minimum Gain and Partner Nonrecourse Debt Minimum Gain.  Any Loss in excess of that limitation shall be allocated to the

General Partner.  After the occurrence of an allocation of Loss to the General Partner in accordance with this Section 5.01(e), to the extent permitted by Regulations Section 1.704-1(b), Profit shall be allocated to such Partner in an amount necessary to offset the Loss previously allocated to each Partner under this Section 5.01(e).

(f)           Priority Allocations With Respect To Preferred Units. After giving effect to the allocations set forth in Sections 5.01(c), (d), and (e) hereof, but before giving effect to the allocations set forth in Sections 5.01(a) and 5.01(b), Net Operating Income shall be allocated to the Trust until the aggregate amount of Net Operating Income allocated to the Trust under this Section 5.01(f) for the current and all prior years equals the aggregate amount of the Series A Preferred Return paid to the Trust for the current and all prior years.   For purposes of this Section 5.01(f), “Net Operating Income” means the excess, if any, of the Partnership’s gross income over its expenses (but not taking into account depreciation, amortization, or any other noncash expenses of the Partnership), calculated in accordance with the principles of Section 5.01(g) hereof.

               (g)           Definition of Profit and Loss.  “Profit” and “Loss” and any items of income, gain, expense or loss referred to in this Agreement shall be determined in accordance with federal income tax accounting principles, as modified by Regulations Section 1.704-1(b)(2)(iv), except that Profit and Loss shall not include items of income, gain and expense that are specially allocated pursuant to Sections 5.01(c), 5.01(d), 5.01(e), or 5.01(f) hereof.  All allocations of income, Profit, gain, Loss and expense (and all items contained therein) for federal income tax purposes shall be identical to all allocations of such items set forth in this Section 5.01, except as otherwise required by Section 704(c) of the Code and Regulations Section 1.704-1(b)(4).  With respect to properties acquired by the Partnership, the General Partner shall have the authority to elect the method to be used by the Partnership for allocating items of income, gain and expense as required by Section 704(c) of the Code with respect to such properties, and such election shall be binding on all Partners.

(i)           Allocations Between Transferor and Transferee.  If a Partner transfers any part or all of its Partnership Interest, the distributive shares of the various items of Profit and Loss allocable among the Partners during such fiscal year of the Partnership shall be allocated between the transferor and the transferee Partner either (i) as if the Partnership’s fiscal year had ended on the date of the transfer, or (ii) based on the number of days of such fiscal year that each was a Partner without regard to the results of Partnership activities in the respective portions of such fiscal year in which the transferor and the transferee were Partners.  The General Partner, in its sole and absolute discretion, shall determine which method shall be used to allocate the distributive shares of the various items of Profit and Loss between the transferor and the transferee Partner.

11.           Except as modified herein, all terms and conditions of the Partnership Agreement shall remain in full force and effect, which terms and conditions the General Partner hereby ratifies and confirms.

IN WITNESS WHEREOF, the undersigned has executed this Amendment as of the date first set forth above.

GENERAL PARTNER:

IRET, INC.
a North Dakota corporation

By: /s/ Timothy P. Mihalick
Name: Timothy P. Mihalick
Title: President and Chief Executive Officer

[Signature page for Amendment re: Series A Preferred Units - August 2012]